UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-12477

AMGEN SALARY SAVINGS PLAN

(Full title of the plan)

AMGEN INC.

(Name of issuer of the securities held)

One Amgen Center Drive, Thousand Oaks, California	91320-1799

(Address of principal executive offices)	(Zip Code)

Amgen Salary Savings Plan
(formerly Tularik Salary Savings Plan)

Financial Statements
and Supplemental Schedule

Years ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

Amgen Inc., as Named Fiduciary, and the Plan Participants
      of the Amgen Salary Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Amgen Salary Savings Plan (formerly Tularik Salary Savings Plan) (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOHLER, NIXON & WILLIAMS
  Accountancy Corporation

Campbell, California
June 15, 2005

Amgen Salary Savings Plan
(formerly Tularik Salary Savings Plan)

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003

Assets
Investments at fair value	$—	$15,283,470
Employer non-cash contributions receivable	—	33,212
Employee contributions receivable	—	88,939

Net assets available for benefits	$—	$15,405,621

See accompanying notes.

Amgen Salary Savings Plan
(formerly Tularik Salary Savings Plan)

Statement of Changes in Net Assets Available for Benefits

Year ended
December 31,
2004
Additions to net assets:
Employee contributions	$2,802,641
Employer non-cash contributions	377,642
Employer cash contributions	69,386
Net realized/unrealized gains	3,633,420
Interest and dividend income	306,481

Total additions	7,189,570

Deductions from net assets:
Benefits paid	2,166,482
Administrative expenses	13,957
Transfer to Amgen Plan	20,414,752

Total deductions	22,595,191

Net decrease	(15,405,621)

Net assets available for benefits at beginning of year	15,405,621

Net assets available for benefits at end of year	$––

See accompanying notes.

Amgen Salary Savings Plan
(formerly Tularik Salary Savings Plan)

Notes to Financial Statements

December 31, 2004

1. Description of Plan

The following description of the Amgen Salary Savings Plan (formerly Tularik Salary Savings Plan) (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

On August 13, 2004, Amgen Inc. (the Company) acquired all of the outstanding common stock of Tularik Inc. (Tularik). Effective on that date, the Tularik Salary Savings Plan was renamed the Amgen Salary Savings Plan and the Company became the sponsor of the Plan in place of Tularik.

The Plan was a defined contribution plan that was established in 1993 to provide benefits to eligible employees, as defined in the Plan document. The Plan was intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code) and Section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Merger with the Amgen Retirement and Savings Plan

Upon the close of business on December 31, 2004, the Company merged the Plan into the Amgen Retirement and Savings Plan (the Amgen Plan). The merged plan conforms to the terms of the Amgen Plan. Employees eligible to participate in the Plan during 2004 were eligible to participate in the Amgen Plan effective January 1, 2005. Effective on the close of business on December 31, 2004 assets totaling $20,414,752 held by the Plan were transferred to the Amgen Plan.

Trustee

Fidelity Management Trust Company acted as the Plan’s trustee.

Services provided by the Company

The Company retained outside service providers to provide certain administrative and recordkeeping service for the Plan at no cost to the Plan participants. Participants were charged a fee for certain services, such as the processing of participant loans. In addition, the Company paid trustee fees and other related costs on behalf of the Plan.

Amgen Salary Savings Plan
(formerly Tularik Salary Savings Plan)

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant contributions

Participants could elect to contribute their eligible pre-tax compensation to the Plan up to the amount allowable under the Plan document and current income tax regulations (up to a maximum contribution of $13,000 in 2004). Participants who were at least age 50 could also make catch-up contributions subject to Internal Revenue Service (IRS) and Plan limits.

Participants were also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions were deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Participants could select the funds in which their contributions were to be invested, electing among various investment alternatives. Participants could elect for their contributions to be invested in more than one fund, and participants could have transferred amounts among the investment options at any time, subject to certain limitations of the Securities and Exchange Commission. Prior to August 13, 2004, participants could not invest elective deferrals in Tularik common stock. On and after August 13, 2004, participants could invest elective deferrals in the Amgen Inc. Common Stock Fund. Notwithstanding the foregoing, if 50% of the value of a participant’s Plan account was invested in the Amgen Inc. Common Stock Fund, no intrafund exchanges could be made into that account and such participant could not contribute more than 50% of his or her contributions to the Amgen Inc. Common Stock Fund.

Employer contributions

In 2004, the Company or Tularik made matching contributions to the Plan of $.50 for every $1.00 of each participant’s contribution to the Plan, up to a maximum annual contribution of $1,500 per participant. Prior to August 13, 2004, the matching contributions were made in the form of Tularik common stock and were nonparticipant-directed investments. Effective August 13, 2004 the matching contributions were made in cash and invested in accordance with the participant’s direction and the Plan’s provisions. Matching contributions were allocated as of the last day of each quarter of the Plan year to all eligible participants who were employed by the Company or Tularik on the last day of each quarter. The actual matching contribution could be reduced by certain available forfeitures, if any, during the Plan year.

Vesting

Prior to January 1, 2004, participants were fully vested in Tularik’s matching contributions and earnings thereon after one full year of service. In connection with the merger of the Plan with the Amgen Plan, all participants became fully vested in the Company’s matching contribution and earnings thereon, retroactive to January 1, 2004.

Amgen Salary Savings Plan
(formerly Tularik Salary Savings Plan)

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant accounts

Each participant’s account was credited with the participant’s contributions and an allocation of (a) Company or Tularik contributions and (b) Plan earnings and losses. The benefit to which a participant was entitled was the benefit that could be provided from the participant’s account.

Payment of benefits

Prior to January 1, 2005, upon termination of employment, participants or beneficiaries could elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount, installments or purchase of an annuity in an amount equal to the value of the participant’s vested interest in their account. Participants could elect to take distributions of Company or Tularik common stock in the form of cash or in kind in Company or Tularik common stock equal to the value of the participant’s vested interest in Company or Tularik common stock.

Certain restrictions applied to withdrawals of amounts from the Plan while a participant continued to be employed by the Company.

Loans to participants

The Plan allowed participants to borrow not less than $1,000 and up to the lesser of an amount equal to (a) 50% of the participant’s vested account balance, excluding any balance in Tularik common stock, or (b) $50,000, less the highest aggregate outstanding loan balance during the 12-month period ending on the day before the loan was made, net of any repayments on such aggregate balance during such 12-month period. The loans were secured by the participant’s vested balance. Such loans bore interest at the prime rate plus 1% and had to be repaid to the Plan within a five-year period, unless the loan was used for the purchase of a principal residence. The specific terms and conditions of such loans were established by the Plan Administrator. Participant loans outstanding transferred at December 31, 2004 bore interest at rates ranging from 5.00% to 10.50%.

Principal and interest payments were allocated to the participant’s account.

Amgen Salary Savings Plan
(formerly Tularik Salary Savings Plan)

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of accounting

The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Forfeited accounts

Forfeited nonvested accounts were used to reduce future employer contributions or pay Plan administrative expenses.

Investments

Investments of the Plan were held by Fidelity Management Trust Company. Investments of participant salary deferrals were based solely upon instructions received from participants. Prior to August 13, 2004, Tularik matching contributions were invested solely in Tularik common stock. After the acquisition of Tularik by the Company on August 13, 2004, the shares of Amgen common stock exchanged for Tularik common stock held by the Plan could not be sold for ten days due to certain legal restrictions. As a result, such investment remained as a non-participant directed investment for such period. Subsequent to August 13, 2004 Company matching contributions were invested based upon instructions received from participants.

The Plan’s investments in mutual funds, a money market fund and common stock were valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans were valued at their outstanding balances, which approximated fair value.

Investment income and losses

Dividend income was recognized on the ex-dividend date and interest income was recorded on an accrual basis. Unrealized gains and losses on investments were measured by the change in the difference between the fair value and cost of the securities held at the beginning and end of the period. Realized gains and losses from security transactions were recorded based on the weighted-average cost of securities sold.

Amgen Salary Savings Plan
(formerly Tularik Salary Savings Plan)

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Income taxes

The Plan adopted a prototype plan that received an opinion letter from the IRS. The Company believes that the Plan operated in accordance with, and qualified under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which formed a part of the Plan, was exempt from federal income and state franchise taxes.

Risks and uncertainties

The Plan provided for various investment options in any combination of investment securities offered by the Plan. In addition, Company and Tularik common stock was included in the Plan. Investment securities were exposed to various risks, such as interest rate, market and credit risks. Due to the risk associated with certain investment securities, it was at least reasonably possible that changes in market values, interest rates or other factors in the near term could have materially affected participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America required management to make estimates and assumptions that affected the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could have differed from those estimates.

3. Related Party Transactions

Certain Plan investments were managed by an affiliate of Fidelity, the trustee of the Plan. Any purchases and sales of these funds were performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, were permitted under the provisions of the Plan and were specifically exempt from the prohibition of party-in-interest transactions under ERISA.

Amgen Salary Savings Plan
(formerly Tularik Salary Savings Plan)

Notes to Financial Statements (continued)

4. Investments

The following table presents the fair values of investment funds that include 5% or more of the Plan’s net assets at December 31:

	2004	2003
Fidelity Contrafund	$—	$1,915,434
Fidelity Investment Grade Bond Fund	—	805,755
Fidelity Growth & Income Fund	—	1,472,974
Fidelity Aggressive Growth Fund	—	1,837,644
Fidelity Retirement Money Market Fund	—	928,677
Spartan U.S. Equity Index Fund	—	1,576,586
Tularik Common Stock	—	3,104,900	*
Other funds individually less than 5% of net assets	—	3,641,500

Assets held for investment purposes	$—	$15,283,470

*	Nonparticipant-directed investment

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows for the year ended December 31, 2004:

Tularik common stock	$1,611,208
Amgen common stock	838,761
Mutual funds	1,183,451

$3,633,420

Amgen Salary Savings Plan
(formerly Tularik Salary Savings Plan)

Notes to Financial Statements (continued)

5. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows as of December 31, 2004 and 2003 and for the year ended December 31, 2004:

	December 31,	December 31,
	2004	2003
Net assets:
Tularik common stock	$—	$3,104,900
Contributions receivable	—	33,212

	$—	$3,138,112

Changes in net assets:
Employer non-cash contributions	$377,642
Net realized/unrealized gain in fair value of Tularik common stock	1,611,208
Net realized/unrealized gain in fair value of Company common stock	135,655
Benefits paid	(187,201)
Transfer to participant-directed investments	(5,075,416)

Net decrease	(3,138,112)

Net assets available for benefits at beginning of year	3,138,112

Net assets available for benefits at end of year	$—

6. Party-in-Interest Transactions

Aggregate investment in Tularik common stock at December 31, 2004 and 2003 was as follows:

December 31,	Number of shares	Fair value
2004	—	$—
2003	192,612	$3,104,900

Amgen Salary Savings Plan	EIN: 95-3540776
401(k) PLAN	Plan #002

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2004

					Expense		Current value
	Description of assets				incurred	Cost	of asset on
Identity of	(include interest rate and	Purchase	Selling	Lease	with	of	transaction	Net gain
party involved	maturity in case of a loan)	price	price	rental	transaction	asset	date	or (loss)
Individual transactions
Tularik Inc.	201,788 shares of Tularik Inc. common stock were exchanged into 91,006 shares of Amgen Inc. common stock upon the merger of Turalik Inc. with Amgen Inc.	N/A	$4,939,761	N/A		$3,512,704	$4,939,761	$1,427,057

Series transactions
Tularik Inc.	17,415 shares of Tularik Inc. common stock	$410,854	N/A	N/A		$410,854	$410,854	$—

Tularik Inc.	210,027 shares of Tularik Inc. common stock	N/A	$5,126,962	N/A		$3,656,127	$5,126,962	$1,470,835

There were no category (ii) or (iv) reportable transactions.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Amgen Salary Savings Plan
(Name of Plan)

Date: 06/28/05	By:	/s/ Richard D. Nanula

Richard D. Nanula
Executive Vice President
and Chief Financial Officer
Amgen Inc.

AMGEN SALARY SAVINGS PLAN

INDEX TO EXHIBIT

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1